February 13, 2019

Edward M. Kelly

Senior Counsel

Division of Corporation Finance

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Advance Green Energy, Inc.
Amendment 1 to Offering Statement on Form 1-A Filed October 24, 2018
File No 24-10867

Dear Mr. Kelley:

On behalf of Advanced Green Energy, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated November 13, 2018, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Amendment 2 to Offering Statement on Form 1-A filed January 14, 2019 Part I, Item 1, Issuer Information Contact Information, Address of Principal Executive Offices, page 2

1.	You did not amend Part I disclosure on the address of your principal executive offices as you represented in your response to comment 2 in our November 13, 2018 letter. Please revise.

This address has been revised.

Part I, Item 1, Outstanding Securities Common Equity, page

2.	Disclosure that there are 1,362,786,900 common equity units outstanding is inconsistent with revised disclosure under "The Offering" on page 4 of Part II that there are 1,390,110,900 shares of common stock outstanding before the offering. Please revise Part I disclosure so that it is consistent with Part II disclosure.

These numbers are now consistent.

Part I, Item 4, Summary Information Regarding the Offering and Other Current or Proposed Offerings Number of securities of that class outstanding, page 6

3.	Disclosure that there are 1,362,786,900 shares of Class A common stock outstanding is inconsistent with the revised disclosure under "The Offering" on page 4 of Part II that there are 1,040,110,900 shares of Class A common stock outstanding. Please revise Part I disclosure so that it is consistent with Part II disclosure.

These numbers are now consistent.

General

4.	Please review your filing for accuracy to correct any errors. For example, on page 23 you disclose that as of September 30, 2018, you had cash on hand of $15,240, but this amount reflects the cash balance as of June 30 2018. You also disclose on page 23 that from December 31, 2017, through September 30, 2018, you used $158,352 of cash in operating activities. This amount, however, is also from the June 30, 2018, financial statements.

These numbers are now consistent.

Cover Page of Offering Circular, page 1

5.	You deleted identification of the disclosure format that you are using required by Part II(a)(1)(ii) of Form 1-A. Refer to comment 2 in our August 6, 2018 letter, and revise.

Disclosure of the offering circular format has been added.

Our Business, page 25

6.	Your revised disclosure in response to comment 8 in our November 13, 2018 letter continues to suggest or imply that you are not in the development stage and that you have attained the commercialization stage for marketing, selling, and distributing your products. Please revise.

7.	We now indicate that we are in the developmental stage.

FUTT-14TM, page 28

8.	Since you deleted disclosures relating to product tests in response to comments 9 and 10 in our November 13, 2018 letter, please delete the reference to Western Kentucky University's Institute for Combustion Science on page 28. Additionally, delete the reference to the testing of your products at Western Kentucky University under "Doctor Yan Cao" on page 34.

These references are deleted.

Experts, page 44

9.	You disclose that your financial statements as of September 30, 2018 were audited. It appears, however, based on the index to the financial statements on page F-1, that these financial statements are unaudited. Please amend your filing to correct.

The filing has been amended

Exhibit 6.12, page 17

10.	You did not file Exhibit A as you represented in your response to comment 15 in our November 13, 2018 letter. Please refile Exhibit 6.12, including Exhibit A, in its entirety.

This has been filed.

Exhibit 11.1, page 1

11.	Please have your auditor amend the consent to acknowledge the reference to it under the caption ̏Experts˝ on page 44 of the filing. Refer to Section 11 in Item 17 of Form 1-A for guidance.'

This has been amended.

Other

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge being aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number given above.

Sincerely,

John E. Lux